UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Shinhan Financial Group resolved to pay quarterly cash dividends

On October 27, 2026, the Board of Directors of Shinhan Financial Group Co., Ltd. made a resolution to pay quarterly cash dividends.

- Total dividend amount to be paid: KRW 342,554,675,020 (KRW 740 per share)

- Total number of shares subject to dividend is 462,911,723 shares

- Record date: November 3, 2026

- Expected payment date: November 27, 2026

(Note 1) The above “Total dividend amount to be paid” and “Total number of shares subject to dividend” were calculated based on 462,911,723 outstanding shares as of October 26, 2026. As the Company is currently repurchasing its own shares pursuant to the ‘Announcement on Treasury Shares Acquisition’ furnished on Form 6-K on October 27, 2026, the actual dividend amount may vary depending on the number of outstanding shares as of the dividend record date (November 3, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 27, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer